As filed with the Securities and Exchange Commission on October 15, 2021
Registration No. 333-
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

UNIQUE FABRICATING, INC.
(Exact name of registrant as specified in its Charter)

Delaware	800 Standard Parkway Auburn Hills, MI 48326 (248) 853-2333	46-1846791
(State or other jurisdiction of incorporation or organization)	(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)	(IRS Employer Identification No.)

Byrd Douglas Cain, III
President and Chief Executive Officer
Unique Fabricating, Inc.
800 Standard Parkway
Auburn Hills, MI 48326
(248) 853-2333
(Address including zip code, and telephone number, including area code, of agent for service)

with copies to:
Ira A. Rosenberg, Esq.
Sills Cummis & Gross, P.C.
One Riverfront Plaza
Newark, NJ 07102
(973) 643-7000

Approximate date of commencement of proposed sale to the public:
From time to time after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: ☐
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or reinvestment plans, check the following box: ☒
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.☐
If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☒	Emerging growth company ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be Registered (1)(2)	Proposed Maximum Offering Price Per Share (4)	Proposed Maximum Aggregate Offering Price (4)	Amount of Registration Fee
Common Stock, par value $0.001 per share	1,954,000	3.21	6,272,340	$581.45
Common Stock issuable upon exercise of Placement Agent Warrants(3)	156,320	3.21	501,787	$46.52
Total	2,110,320		$6,774,127	$627.97
__________________________

(1)
Pursuant to Rule 416 under the Securities Act of 1933, as amended (the “Securities Act”), this registration statement also registers an indeterminate number of shares of the registrant’s Common Stock which may become issuable by reason of any stock dividend, stock split or other similar transaction effected without the receipt of consideration that results in an increase in the number of the outstanding shares of the registrant’s Common Stock.

(2)	Consists of an aggregate of 1,954,000 shares of the registrant’s common stock, par value $0.001 per share (“Common Stock”), all of which were acquired by the selling stockholders in a private placement.
(3)	Includes the number of shares issuable upon exercise of the issued and outstanding Placement Agent Warrant.
(4)
Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) under the Securities Act. The price per share and aggregate offering price are based on the average of the high and low sales price of the registrant’s Common Stock reported by the New York Stock Exchange American on October 14, 2021.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

Subject to Completion, Dated October 15, 2021
PROSPECTUS
2,110,320 Shares
Common Stock

This prospectus covers the offer and resale of up to an aggregate of 2,110,320 shares of our common stock by the selling stockholders identified in the “Selling Stockholders” section of this prospectus as follows: (1) 1,954,000 shares of our common stock registered hereunder were sold to the selling stockholders in a private placement on September 21, 2021, which we refer to as the Private Placement, pursuant to the securities purchase agreement, dated as of September 21, 2021, by and among us and the selling stockholders, which we refer to as the Securities Purchase Agreement; and (2) 156,320 shares of our common stock that are issuable upon exercise of a warrant issued to the placement agent for the private placement, which we refer to as the Placement Agent Warrant, at an exercise price of $3.12 per share.
We are not selling any shares of common stock under this prospectus and will not receive any of the proceeds from the sale of shares by the selling stockholders, except that the Company will receive up to $487,718.40 in gross proceeds from the exercise of the Placement Agent Warrant if such warrant is exercised for cash and not on a cashless basis.
The selling stockholders may sell the shares of common stock described in this prospectus in a number of different ways and at varying prices. We provide more information about how the selling stockholders may sell shares of common stock in the section titled “Plan of Distribution” on page 17.
We are paying the cost of registering the shares of common stock covered by this prospectus as well as various related expenses. The selling stockholders are responsible for all selling commissions, transfer taxes and other costs related to the offer and sale of their shares.
Our common stock is listed on The NYSE American under the symbol “UFAB.” On September 30, 2021, the closing price for our common stock, as reported on The NYSE American, was $3.30 per share.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” contained in this prospectus beginning on page 4 and any applicable prospectus supplement, and under similar headings in the other documents that are incorporated by reference into this prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
We are a “smaller reporting company,” as that term is defined under the federal securities laws and, as such, are subject to certain reduced public company reporting requirements.
The date of this prospectus is October 2021.

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ABOUT THIS PROSPECTUS
This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission, or the SEC, using a “shelf” registration process. Under this registration statement, the selling stockholders may sell from time to time in one or more offerings the common stock described in this prospectus.
We have not authorized any dealer, agent or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus and, if applicable, any accompanying prospectus supplement. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus or, if applicable, any accompanying prospectus supplement. This prospectus and, if applicable, any accompanying prospectus supplement, do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which they relate, nor do this prospectus and, if applicable, any accompanying prospectus supplement, constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. You should not assume that the information contained in this prospectus and, if applicable, any accompanying prospectus supplement, is accurate on any date subsequent to the date set forth on the front of the document or that any information we have incorporated by reference is correct on any date subsequent to the date of the document incorporated by reference, even though this prospectus and, if applicable, any accompanying prospectus supplement, is delivered or securities are sold on a later date.
Unless the context otherwise requires, “Unique Fabricating,” “Unique,” the “Company,” “we,” “us,” “our” and similar names refer to Unique Fabricating, Inc. References to “selling stockholders” refer to the stockholders listed herein under the heading “Selling Stockholders” on page 15, who may sell shares from time to time as described in this prospectus.

SUMMARY
The following summary provides an overview of certain information about us, the Private Placement and selected information contained elsewhere in or incorporated by reference into this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in our securities. You should carefully read this entire prospectus, including the risks of investing discussed under “Risk Factors” beginning on page 4, the financial statements and related notes and other information incorporated by reference into this prospectus, and, if applicable, any prospectus supplement, and the additional information described under the captions “Where You Can Find More Information” and “Incorporation by Reference,” before investing in our securities.
About This Prospectus
The securities described in this prospectus were registered on a registration statement that we filed with the SEC using a “shelf” registration process to register 2,110,320 shares of our common stock. Of these shares, 1,954,000 shares were issued to the selling stockholders pursuant to the Securities Purchase Agreement, and as described in the Current Report on Form 8-K filed by us with the SEC on September 21, 2021. The shares are being registered for resale or other disposition by the selling stockholders. We will not receive any proceeds from the sale or other disposition of the shares registered hereunder, or interests therein. The securities described in this prospectus also include 156,320 shares of our common stock issuable upon exercise of the Placement Agent Warrant, which shares are registered for resale or disposition by the Placement Agent.
About the Company
We are engaged in the engineering and manufacture of multi-material foam, rubber, and plastic components utilized in noise, vibration and harshness, acoustical management, water and air sealing, decorative and other functional applications. Unique Fabricating has combined a history of organic growth with strategic acquisitions to diversify its products and process capabilities and the markets we serve.
The Company's markets are North America transportation, appliance, medical, and consumer off-road markets. Sales are conducted directly to major transportation, appliance, medical, and consumer off-road manufacturers, referred to as original equipment manufacturers (“OEMs”), or indirectly through the Tier 1 suppliers of these OEMs. The Company has its principal executive offices in Auburn Hills, Michigan and has sales, engineering and production facilities in Auburn Hills, Michigan; Concord, Michigan; LaFayette, Georgia; Louisville, Kentucky; Monterrey, Mexico; Querétaro, Mexico; and London, Ontario.
The Company derives most of its net sales from the sales of foam, rubber plastic, and tape adhesive related automotive products. These products are produced by a variety of manufacturing processes including die cutting, compression molding, thermoforming, reaction injection molding and fusion molding. We believe Unique Fabricating has a broader array of processes and materials utilized than any of its direct competitors, based on our product offerings. By sealing out air, noise, and water intrusion, and by providing sound absorption and blocking, Unique Fabricating’s products improve the interior comfort of a vehicle, increasing perceived vehicle quality and the overall experience of its passengers. Unique Fabricating’s products perform similar functions for appliances, water heaters, and heating, ventilation, and air conditioning systems (“HVAC”), improving thermal characteristics, reducing noise, and prolonging equipment life.
Recent Developments
Forbearance Agreement
The Company’s financial results for the six months ended December 31, 2020 and nine months ended March 31, 2021 resulted in violations of the following financial covenants in our bank credit agreement: (1) Maximum Total Leverage Ratio; (2) Minimum Debt Service Coverage Ratio; and (3) Minimum Consolidated EBITDA; as defined in the Company’s Amended and Restated Credit Agreement. The Company entered into a forbearance agreement, providing a period commencing on April 9, 2021 and through June 15, 2021, during which the Company was able to borrow on the revolving line of credit included in its bank credit agreement, subject to the terms and conditions to making a revolving credit advance, including availability. The bank lenders agreed, subject to the terms of the forbearance agreement, to forbear from enforcing their rights or seeking to collect payment of the Company’s debt or disposing of the collateral securing the debt. On June 14, 2021 the Company entered into the First Amendment to forbearance agreement, which among other things, extended the forbearance period from June 15, 2021 to February 28, 2022. On September 21, 2021, we entered in the Second Amendment to forbearance agreement. The First Amendment suspended the testing of the Total Leverage Ratio and the Debt Service Ratio during the forbearance period and contains revised requirements for Minimum Liquidity and Minimum Consolidated EBITDA for the monthly periods through and including February 28, 2022. The Second Amendment suspended the testing of such covenants on August 31, 2021 and revised the required amounts for subsequent periods. During the extended period, the Company will continue to be able to borrow under the revolving line of credit, subject to availability and the satisfaction of certain other conditions. The Second Amendment reduced the amount that may be borrowed under the revolving line of credit to $27 million from $30 million.

Entering into the forbearance agreement, as amended, will not alleviate the substantial doubt about the Company’s ability to continue as a going concern. Our forbearance agreement, as amended, contains certain financial covenants with which we are required to comply, commencing with the nine-month period ended September 30, 2021, through and including the twelve-month period ending February 28, 2022. There cannot be any assurance that we will be able to comply with these covenants contained in the forbearance agreement, as amended, given the industry-wide and other challenges that we face, as described elsewhere herein, or that our lenders would waive a default if that were to occur.
The Company intends to use the forbearance period to continue negotiations with the Lenders to enter into an amendment and waiver to cure the defaults. During the forbearance period, the Company may not make any payment, transfer, or distribution out of the ordinary course of business or payments, including salary or compensation or distributions to or for the benefit of any member, owner, or director other than normal and customary employment salaries which do not exceed sums paid for similar positions in the Company’s marketplace.
Possible Goodwill Impairment
The Company had $22.1 million of goodwill on its balance sheet as of June 30, 2021. Under U.S. GAAP, goodwill is required to be reviewed for impairment at least annually, or more frequently if potential interim indicators exist. A decline in the Company’s market capitalization, if more than temporary, may be an indicator of impairment which could require the Company to perform an interim impairment analysis. Given the continued uncertainty in the automotive market because of the ongoing global semiconductor shortages and the decline in the Company’s market capitalization during 2021, the Company has contracted a specialist firm to perform an interim impairment analysis as of September 30, 2021. Although the interim impairment analysis is not yet complete, it is more likely than not that the Company will recognize an impairment of goodwill. The Company cannot determine at this time what the effect of an impairment, if it were determined to have occurred, would be. See “Risk Factors.”
COVID-19 Pandemic
The Company’s operations continue to be adversely affected by the COVID-19 pandemic. In response to the continued impact that the COVID-19 pandemic is having on the global automotive industry, the Company has taken actions to reduce costs and increase financial flexibility. These actions include actively managing costs, capital expenditures, and working capital. Additionally, in April 2020 the Company received a loan of approximately $6.0 million pursuant to the U.S. Small Business Administration Paycheck Protection Program under Title I of the Coronavirus Aid, Relief, and Economic Security Act. The Company applied for forgiveness of the loan in the fourth quarter of 2020. On August 9, 2021, the Company received notification that the Small Business Administration approved the Company’s PPP Loan forgiveness application for the entire PPP Loan, including accrued interest. The forgiveness of the PPP Loan will be recognized during the Company’s third quarter ending September 30, 2021.
The adverse impacts of the COVID-19 pandemic led to a significant slowdown in North American vehicle production in the first half of 2020, as many automotive companies idled their facilities or reduced production. Increased consumer demand and vehicle production schedules in the second half of 2020, was unexpected in certain areas of the automotive supply chain. This surge in demand, as well as a significant increase in consumer demand for personal electronics led to a worldwide semiconductor supply shortage in early 2021 which has continued through at least the third quarter of 2021, resulting in decreased demand for our products as automotive OEMs have canceled or reduced planned production. In addition to the uncertainty in our customers’ release schedules, we have experienced longer lead-times, higher costs, and delays in procuring raw materials due to shortages because of the extreme weather pattern in early 2021 that impacted petroleum refining operations in Texas. As a result, we are currently experiencing incremental costs relating to these supply chain related disruptions. We are continuing to work closely with our suppliers and customers to minimize the potential adverse impacts on us and we are monitoring closely supply disruptions and customer vehicle production schedules. The magnitude of the adverse impact on our financial condition, results of operations and cash flows will depend on the duration and unpredictability of the supply shortages, North American vehicle production schedules and supply chain impacts, as to which we cannot be certain at this time.
The Company continues to monitor the COVID-19 pandemic and will continue to follow health and safety guidelines issued by various governmental entities in the jurisdictions where we operate in order to protect our employees.
Corporate Information
Our principal executive offices are located at 800 Standard Parkway, Auburn Hills, Michigan 48326 and our telephone number is (248) 853-2333.
UFI Acquisition, Inc, a Delaware Corporation, was formed in January 2013 to acquire 100% of the outstanding equity of Unique Fabricating, Inc., and its wholly-owned subsidiaries, Unique Fabricating South, Inc. and Unique Fabricating de Mexico, S.A. de C.V. In September 2014, UFI Acquisition, Inc. changed its name to Unique Fabricating, Inc., which is now the parent company of the group. As a result of the name change, the subsidiary previously named Unique Fabricating, Inc. became Unique Fabricating NA, Inc.
Our website address is www.uniquefab.com. The information contained on our website is not incorporated by reference into this prospectus, and you should not consider any information contained on, or that can be accessed through, our website as part of this prospectus or in deciding whether to purchase our securities.
Our filings with the SEC are posted on our website at www.uniquefab.com. The information found on our website is not part of this or any other report we file with or furnish to the SEC. The public can also read and copy these filings by visiting the SEC's Public Reference Room at 100 F Street NE, Washington DC 20549. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our filings, including the registration statement of which this prospectus is a part, also will be available to you on the Internet Web site maintained by at the SEC at www.sec.gov.
Private Placement
On September 21, 2021, we entered into the Securities Purchase Agreement with the selling stockholders named in this prospectus, pursuant to which we sold and issued shares of our common stock in the Private Placement.
At the closing of the Private Placement on September 21, 2021, we sold and issued to the selling stockholders 1,954,000 shares of our common stock at a purchase price of $2.25 per share. The total purchase price paid by the selling stockholders at the closing was approximately $4.4 million.
We agreed to prepare and file, within 30 days after the closing of the Private Placement, a registration statement with the SEC to register for resale the shares of our common stock issued under the Securities Purchase Agreement, and generally to cause the registration statement(s) to become effective as soon as practicable and in any event within 60 days from the filing of the applicable registration statement with the SEC.
In connection with the Private Placement we issued the Placement Agent Warrant for 156,320 shares, exercisable commencing September 21, 2021 and until September 21, 2026, at an exercise price of $3.12 per share.

RISK FACTORS
An investment in the shares offered hereby is speculative and involves a high degree of risk. You should carefully consider the following risks, as well as the other information contained in this prospectus and the risk factors included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, as amended, filed with the SEC, and in the Company’s periodic and current reports filed thereafter with the SEC, before you decide to buy the shares. These risks and uncertainties should be considered in evaluating forward-looking statements and you should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements that may be made to reflect events or circumstances in the future or to reflect the occurrence of unanticipated events, except as required by U.S. federal securities laws. The risks and uncertainties described below are not the only ones facing the Company. Additional risks and uncertainties may also adversely impair the Company’s business operations. If any of the following risks actually occur, the Company’s business, financial condition or results of operations would likely suffer significantly. In such case, the value of the Company’s common stock could decline, and you may lose all or part of the money you paid to buy the Company’s common stock.
Risks Related to Going Concern
The Company’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles, or GAAP, applicable to a going concern, as a result of violations by us of loan covenants in our senior secured credit facility which, to date, have not been amended or waived. This condition raises substantial doubt about the Company’s ability to continue as a going concern.
As of December 31, 2020, the Company was in violation of a number of its loan covenants. Absent an amendment and waiver, failure to be in compliance with the Company’s financial covenants would constitute a default when reported. Such a default, if not waived by our lenders, would allow the lenders to accelerate the maturity of the debt, making it due and payable at that time. If the maturity of the debt were accelerated, the Company would not have sufficient available liquidity to repay such debt within one year after the date that the financial statements are issued. This condition raises substantial doubt about the Company’s ability to continue as a going concern.
The Company has been actively discussing the Company’s failure to meet its financial covenants with the Administrative Agent and entered into a forbearance agreement and First and Second Amendments to the forbearance agreement, providing a period through and including February 28, 2022, during which the Company will be able to borrow on its revolving line of credit, subject to the terms and conditions to making a revolving credit advance, including availability, and the lenders have agreed, subject to the terms of the forbearance agreement, as amended, to forbear from enforcing their rights or seeking to collect payment of the Company’s debt or disposing of the collateral securing the debt. However, entering into the forbearance agreement will not alleviate the substantial doubt about the Company’s ability to continue as a going concern. Our forbearance agreement, as amended, contains certain financial covenants with which we are required to comply, commencing with the nine-month period ended September 30, 2021, through and including the twelve-month period ending February 28, 2022. There cannot be any assurance that we will be able to comply with these covenants contained in the forbearance agreement, as amended, given the industry-wide and other challenges that we face, as described elsewhere herein, or that our lenders would waive a default if that were to occur. The Company intends to use the forbearance period to continue negotiations with the Lenders to enter into an amendment and waiver to cure the defaults. There can be no assurance that the Company will be able to enter into an amendment or waiver with the lenders or if it enters into an amendment, what the terms, restrictions, and covenants of the amendment will contain. Without an amendment and waiver that cures the defaults, substantial doubt about the Company’s ability to continue as a going concern remains.
Risks Related to the Coronavirus
The coronavirus (COVID-19) pandemic has and will continue to materially and adversely affect our business, financial condition and results of operations.
The ongoing outbreak of COVID-19, and any other outbreaks of COVID-19, other contagious diseases or other adverse public health developments have had and could continue to have a material adverse effect on our business, financial condition and results of operations. In 2020, COVID-19 significantly impacted economic activity and markets worldwide, and it could continue to negatively affect our business in a number of ways. These effects include, but are not limited to:
▪Disruptions or restrictions on our employees’ ability to work effectively due to illness, travel bans, quarantines, shelter-in-place orders or other limitations.
▪Net sales to automotive customers, most of whom idled their manufacturing facilities as a result of the COVID-19 pandemic, were approximately 88% of the Company’s net sales during the fiscal year ended December 31, 2020. The closures of our customers’ operations from April 2020 through June 2020 had a substantial adverse effect on our results of operation and financial condition. Additionally, increased consumer demand and vehicle production schedules in the second half of 2020 was unexpected in certain areas of the automotive supply chain. This surge in demand, as well as a significant increase in consumer demand for personal electronics led to a worldwide semiconductor supply shortage in early 2021 which has continued through at least the third quarter of 2021, resulting in decreased demand for our products as automotive OEMs have canceled or reduced planned production.
▪In an effort to increase the wider availability of needed medical and other supplies and products, we have elected and may further elect to, or governments may require us to, allocate manufacturing capacity in a way that could adversely affect our regular operations and that may adversely impact our customer and supplier relationships.
▪Costs incurred and revenues lost during and from the effects of the COVID-19 pandemic have not been and likely will not be recoverable.
▪The failure of third parties on which we rely, including our suppliers, customers, contractors, commercial banks and other business partners, to meet their respective obligations to the Company, or significant disruptions in their ability to do so, which may be caused by their own financial or operational difficulties.
▪The COVID-19 pandemic has significantly increased economic and demand uncertainty and has led to disruption and volatility in the global credit and financial markets, which increases the cost of capital and adversely impacts access to capital for both the Company and our customers and suppliers.
The extent to which the COVID-19 pandemic, or other outbreaks of disease or similar public health threats, materially and adversely impacts our business, financial condition and results of operations is highly uncertain and will depend on future developments. Such developments may include the geographic spread and duration of the virus, the severity of the disease and the actions that may be taken by various governmental authorities and other third parties in response to the outbreak. In addition, how quickly, and to what extent, normal economic and operating conditions can resume cannot be predicted, and the resumption of normal business operations may be delayed or constrained by lingering effects of the COVID-19 pandemic on our suppliers, third-party service providers, and/or customers.
Risks Related to Our Debt
The Company’s cash flows from operations and borrowings under our Amended and Restated Credit Agreement, may not be sufficient to cover the Company’s liquidity needs.
Our principal sources of liquidity are cash flows from operations and borrowings under our amended and restated bank credit agreement from our lenders. As of June 30, 2021 we had $6.7 million, available to be borrowed under our revolving credit facility and approximately $0.9 million cash and cash equivalents. Our ability to borrow, however, under the revolving line of credit is dependent on our compliance with the forbearance agreement, as amended, which currently expires in February 2022. The Company intends to use the forbearance period to continue negotiations with the Lenders to enter into an amendment and waiver to cure the defaults. Until such time as an amendment is granted, and there is no guarantee that an amendment will be granted, the Company must manage its liquidity needs with cash flows from operations and remaining availability, if any, subject to the amended and restated bank credit agreement and the Forbearance Agreement. There can be no assurance that such sources will be available to us or sufficient to fund our operating and other requirements.
The Company’s financial performance may not meet the covenant requirements in the Amendments to the Forbearance Agreement.
We have entered into the First Amendment and Second Amendment to the forbearance agreement, which among other things, suspend the testing of the Total Leverage and the Debt Service Ratios during the forbearance period, and contains revised requirements for Minimum Liquidity and Minimum Consolidated EBITDA for the measurement periods, as defined, commencing with the period ending September 30, 2021, through and including the period ending February 28, 2022. There cannot be any assurance that we will be able to comply with these covenants contained in the forbearance agreement, given the industry-wide and other challenges that we face, as described elsewhere herein or that our lenders would waive a default, if that were to occur. If the lenders were to exercise their remedies under the bank credit agreement or the related documents, we could be compelled, in the absence of other remedies, to avail ourselves of the protections of the bankruptcy laws, in which event stockholders would likely lose their entire investment in us.
We have substantial debt and we have failed to comply with certain of the covenants in our secured credit agreement, which allows our lenders to take action that would likely cause our stockholders to lose their entire investment in us.
As of June 30, 2021, we had approximately $48.5 million of debt outstanding under our bank credit facility. Substantially all our assets are pledged to the lenders to secure this outstanding debt. As a result of our failure to comply with financial and other covenants contained in the senior secured bank credit facility, the lenders have declared an event of default, although they have not accelerated the amounts outstanding or sought to foreclose on the collateral securing such indebtedness. We have entered into a forbearance agreement pursuant to which our Lenders have agreed, among other things, during the period through and including February 28, 2022, to forbear from enforcing their rights or seeking to collect payment of the Company’s debt or disposing of collateral securing the debt. There can be no assurance that the Company, during the forbearance period, will be able to enter into an amendment or waiver curing the defaults. If the Company does not obtain an amendment or waiver of the defaults or if the lenders take the position that the Company has not complied with the terms of the forbearance agreement, there can be no assurance that the lenders will not take action to collect payment of our debt or dispose of collateral securing the debt. In such event, we could be forced to file for bankruptcy protection and stockholders would likely lose their entire investment in us.
The agreement governing our senior secured bank credit facility contains financial covenants and other covenants that may restrict our current and future operations, particularly our ability to respond to changes in our business or to take certain actions. Our inability to comply with these covenants, would materially and adversely affect our business, results of operations and liquidity.
As of December 31, 2020, the Company was in violation of its loan covenants. The Company has requested certain amendments to these covenants but its lenders have not agreed to such amendments. Our ability to comply with the covenants in the senior secured credit facility agreement even if they are amended may be affected by economic or business conditions beyond our control. If we are not able to comply with covenants when required and we are unable to obtain necessary waivers or amendments from the lenders, we would be precluded from borrowing under the credit facility. If we are unable to borrow under the bank credit facility, we will need to meet our liquidity requirements using other sources. Based on our results for the six months ended June 30, 2021, we cannot be assured that alternative sources of liquidity will be available. In addition, if we do not comply with the financial or other covenants in the credit facility when required, the lenders could declare an event of default under the credit facility, and our indebtedness thereunder could be declared immediately due and payable. The lenders would also have the right in these circumstances to terminate any commitments they have to provide further borrowings. Any of these events would have a material adverse effect on our business, financial condition and liquidity.
In addition, the senior secured bank credit facility contains covenants that, among other things, restrict our ability to:
▪incur liens;
▪incur or assume additional debt or guarantees;
▪pay dividends, or make redemptions and repurchases, with respect to capital stock;
▪make loans and investments;
▪make capital expenditures;

▪engage in mergers, acquisitions, asset sales, sale/leaseback transactions and transactions with affiliates; and
▪change the business conducted by us or our subsidiaries.
The operating and financial restrictions and covenants in this debt agreement and any future financing agreements may adversely affect our ability to finance future operations or capital needs or to engage in other business activities.
Our substantial amount of indebtedness may adversely affect our cash flow and our ability to operate our business, remain in compliance with debt covenants and make payments on our indebtedness.
Our substantial level of indebtedness increases the possibility that we may be unable to generate sufficient cash to pay, when due, the principal of, interest on or other amounts due with respect to our indebtedness. The level of our indebtedness could have other important consequences to you as a stockholder. For example, it could:
▪make it more difficult for us to satisfy our obligations with respect to our indebtedness and any failure to comply with the obligations under our credit facility, including financial and other restrictive covenants, could result in an event of default under the senior secured credit facility;
▪make us more vulnerable to adverse changes in general economic, industry and competitive conditions and adverse changes in government regulation;
▪require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flows to fund working capital, capital expenditures, acquisitions, pay dividends and other general corporate purposes;
▪limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;
▪place us at a competitive disadvantage compared to our competitors that have less debt; and
▪limit our ability to borrow additional amounts for working capital, capital expenditures, acquisitions, debt service requirements, execution of our business strategy or other purposes.
Any of the above listed factors could materially adversely affect our business, financial condition and results of operations.
The senior secured bank credit facility contains restrictive covenants that may limit our ability to engage in activities that are in our long-term best interests. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of our debt.
The phaseout of the London Interbank Offered Rate (LIBOR), or the replacement of LIBOR with a different reference rate, may have an adverse effect on our business.
In July 2017, the United Kingdom Financial Conduct Authority (the authority that regulates LIBOR) announced that it would phase out LIBOR by the end of 2021. It is unclear whether new methods of calculating LIBOR will be established or if alternative rates or benchmarks will be adopted. Our senior bank facility has utilized LIBOR as a benchmark for calculating the applicable interest rate. Changes in the method of calculating LIBOR, the elimination of LIBOR or the replacement of LIBOR with an alternative rate or benchmark may adversely affect interest rates and result in higher borrowing costs for us. This could materially and adversely affect our results of operations, cash flows and liquidity. The Company has agreed with its Lenders to alternate benchmarks for establishing interest rates in the First Amendment to its forbearance agreement. However, we cannot predict the effect of the potential changes to or elimination of LIBOR or the establishment and use of alternative rates or benchmarks and the corresponding effects on our cost of capital.
Risks Related to Our Internal Controls and Accounting
We have identified inadequate internal controls over financial reporting which led to material weaknesses. We may identify additional material weaknesses in the future that may cause us to fail to meet our reporting obligations or result in material misstatements of our financial statements. If we fail to remediate our material weakness or if we fail to establish and maintain an effective system of internal control over financial reporting, we may not be able to report our financial results accurately or to prevent fraud. Any inability to report and file our financial results accurately and timely could harm our business and our ability to comply with the requirements of our senior credit facility or other financing agreements and adversely impact the trading price of our securities.
Our management is responsible for establishing and maintaining internal controls over financial reporting, disclosure controls, and complying with other requirements of the Sarbanes-Oxley Act and the rules promulgated by the SEC thereunder. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. A material weakness is defined as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis by the company’s internal controls.
In connection with the preparation of our December 31, 2020 financial statements, we identified material weaknesses, primarily related to ineffective controls over the financial close process, which resulted from limited staffing levels that were not commensurate with the Company’s complexity and its financial accounting and reporting requirements. This resulted from turnover of key management positions during 2019, including the Company’s Chief Financial Officer, IT Manager and Controller. While we are working to remediate the material weaknesses as quickly and efficiently as possible and expect to have remediated the material weaknesses during the year ending December 31, 2021, these remediation measures may be time consuming, costly, and might place significant demands on our financial and operational resources. If we are unable to successfully remediate this material weaknesses, and if we are unable to produce accurate and timely financial statements, our financial statements and other disclosures could contain material misstatements or omissions that, when discovered in the future, could cause us to fail to meet our future reporting obligations and cause the price of our Common Stock to decline or otherwise materially adversely affect our financial results or condition.
Our goodwill has been subject to impairment and may continue to be subject to impairment in the future.
The Company had $22.1 million of goodwill on our balance sheet as of June 30, 2021. Under U.S. GAAP, goodwill is required to be reviewed for impairment at least annually, or more frequently if potential interim indicators exist. Impairment may result from various factors, including adverse changes in assumptions used for valuation purposes, such as actual or projected revenue growth rates, profitability or discount rates. If the testing indicates that an impairment has occurred, we are required to record a non-cash impairment charge for the difference between the carrying value of the goodwill and the fair value of the goodwill. Events and conditions that could result in impairment include a prolonged period of global economic weakness, a decline in economic conditions, or a slow economic recovery, adverse changes in the market share of our products, or other factors which could result in reductions in our sales or profitability over an extended period. We cannot predict the amount and timing of any future impairments, if any. We have experienced impairment charges with respect to goodwill, and we may experience such charges in the future, particularly if our business performance declines or expected growth is not realized. For the fiscal year ended December 31, 2020, we incurred no goodwill impairment charges. Given the continued uncertainty in the automotive market because of the ongoing global semiconductor shortages and the decline in the Company’s market capitalization during 2021, the Company has contracted a specialist firm to perform an interim impairment analysis as of September 30, 2021. Although the interim impairment analysis is not yet complete, it is more likely than not that the Company will recognize an impairment of goodwill. The Company cannot determine at this time what the effect of an impairment, if it were determined to have occurred, would be. It is possible that material changes in our business, market conditions, or assumptions about our market share or position could occur over time. Any future impairment of our goodwill or other intangible assets could have a material adverse effect on our financial condition and results of operations, as well as the trading price of our securities.
Risks Related to Our Operations
We would be adversely affected by the loss of key personnel.
Our success is dependent upon the continued services of our senior management team and other key employees. Although certain key members of our senior management have employment agreements for their continued services, there is no guaranty that each such person will choose to remain with us. The loss of any key employees (including such members of our senior management team) could materially adversely affect our business, results of operations and financial condition.
In addition, our success depends in part on our ability to attract, hire, train and retain qualified managerial, engineering, sales and marketing personnel. The forbearance agreement, as amended, into which we entered with our lenders prohibits, during the forbearance period ending on February 28, 2022, our making any payments out of the ordinary course of business, including salary or compensation or distributions for the benefit of any member, owner or director other than normal and customary employment salaries which do not exceed sums paid for similar positions in the Company’s marketplace. These restrictions, together with our financial condition and any new restrictions our lenders may impose, could impair our ability to attract, hire and retain qualified personnel. We face significant competition for these types of employees in our industry. We may be unsuccessful in attracting and retaining the personnel we require to conduct our operations successfully. The loss of any member of our senior management team or other key employees could impair our ability to execute our business plans and strategic initiatives, cause us to lose customers and experience reduced net sales, or lead to employee morale problems and/or the loss of other key employees. In any such event, our financial condition, results of operations, internal control over financial reporting, or cash flows could be adversely affected.
Our major customers may exert significant influence over us.
The vehicle component supply industry has traditionally been highly fragmented and serves a limited number of large OEMs. As a result, OEMs have historically had a significant amount of leverage over their outside suppliers. Our arrangements with major OEM and Tier 1 customers frequently provide for an annual productivity cost reduction. Historically, cost reductions through product design changes, increased productivity and efficiency, and cost reduction programs with our suppliers have generally offset these customer-imposed cost down requirements. However, if we are unable to generate sufficient production cost savings in the future to offset price reductions gross margin and profitability would be adversely affected. In addition, changes in our customers’ purchasing policies or payment practices could have an adverse effect on our business.
The loss or insolvency of any of our major customers would adversely affect our future results.
Our three largest direct customers, in the aggregate, accounted for approximately 21% of our direct net sales for the year ended December 31, 2020 and 23% for the six months ended June 30, 2021. Predominantly, we enter into purchase order commitments with our customers, based on their current or projected needs. We have in the past lost, and may in the future, lose customers due to the highly competitive conditions in the industries we serve. A decision by any significant customer, whether motivated by competitive conditions, financial difficulties or otherwise, to materially decrease the amount of products purchased from us, to change their manner of doing business with us or to stop doing business with us altogether could have a material adverse effect on our business, financial condition and results of operations.
Margin compression from changing sales and raw material prices.
We generally commit to end-product pricing for a specified quantity of product for the duration of a vehicle’s production, generally five to seven years. In the past, we successfully mitigated price volatility though aggressive supplier management and alternative material substitution strategies. Typically, our products are refreshed during a vehicle’s production life creating opportunities to modify pricing if material costs have risen. However, there can be no assurance that we will be able to implement or sustain such strategies in the future or modify pricing to pass potential increases in material costs to customers. Our inability to do so could materially adversely affect our business, financial condition and results of operations.
We rely on raw materials suppliers in our business and significant shortages, supplier capacity constraints or supplier production disruptions could adversely affect our financial condition and operating results.
Our reliance on suppliers to secure raw materials exposes us to volatility in the prices and availability of our raw materials and components. A disruption in deliveries from suppliers could have a material adverse effect on our ability to meet our commitments to customers or could increase our operating costs. Moreover, the cost of raw materials used in the production of our products, represents a significant portion of our direct manufacturing costs. The number of customers to which we are not able to pass on such price increases may increase in the future. We believe that our supply management and production practices are based on an appropriate balancing of the foreseeable risks and the costs of alternative practices. Nonetheless, price increases, supplier capacity constraints, supplier production disruptions or the unavailability of some raw materials may have a material adverse effect on our cash flows, competitive position, financial condition or results of operations. If we are not able to buy raw materials at fixed prices or pass on price increases to our customers, we may lose orders or enter into orders with less favorable terms, any of which could have a material adverse effect on our business, financial condition and results of operations.
We conduct certain of our manufacturing in Mexico and Canada, therefore, are subject to risks associated with doing business outside the United States, including the possible effects of currency exchange rate fluctuations.
We have two manufacturing facilities in Mexico and one in Canada. There are several risks associated with doing business in Mexico and Canada, including, exposure to local economic and political conditions, export and import restrictions, tariffs, and the potential for shortages of trained labor. Our sales are primarily denominated in U.S. dollars. Because a portion of our manufacturing costs are incurred in Mexican pesos and Canadian dollars, fluctuations in the U.S. dollar/Mexican peso and U.S dollar/Canadian dollar exchange rates may have a material effect on our profitability, cash flows, financial position, and may significantly affect the comparability of our results between financial periods. Any depreciation in the value of the U.S. dollar in relation to the value of the Mexican peso or Canadian dollar will adversely affect the cost of our Mexican and Canadian operations when remeasured into U.S. dollars. Similarly, any appreciation in the value of the U.S. dollar in relation to the value of the Mexican peso or Canadian dollar will decrease the cost of our Mexican and Canadian operations when remeasured into U.S. dollars. These risks may materially adversely impact our business, results of operations and financial condition.
Changes in U.S. administrative policy, including changes to existing trade agreements and any resulting changes in international relations, could adversely affect our financial performance.
As a result of changes to U.S. administrative policy, among other possible changes, there may be (i) changes in policies pertaining to the environment; (ii) changes to existing trade agreements; (iii) greater restrictions on free trade generally; and (iv) significant increases in customs duties and tariffs on goods imported into the United States. The United States, Mexico and Canada signed a new trade agreement, the United States-Mexico-Canada Agreement (“USMCA”), which serves as the successor agreement to the North American Free Trade Agreement (“NAFTA”). The USMCA became effective on July 1, 2020. There can be no assurance that the ongoing transition from NAFTA to USMCA will not adversely affect our business. It remains unclear what specific actions the current U.S. administration may take to resolve trade-related issues. A trade war, other governmental action related to tariffs or international trade agreements, changes in U.S. social, political, regulatory and economic conditions or in laws and policies governing foreign trade, manufacturing, development and investment in the countries where we currently manufacture and sell products or any resulting negative sentiments towards the United States could adversely affect our business, financial condition, operating results and cash flows.
Our business is cyclical in nature and downturns in the automotive industry could reduce the sales and profitability of our business.
The demand for our products is largely dependent on the North American production of automobiles. The markets for our products have been cyclical, because new vehicle demand is dependent on, among other things, consumer spending and is tied closely to the overall strength of the economy. Because our products are used principally in the production of vehicles for the automotive market, our net sales, and therefore results of operations, are significantly dependent on the general state of the economy and other factors which affect these markets. A decline in vehicle production would adversely impact our results of operations and financial condition. The forecast for North American vehicle production in 2022 and 2023 includes increases over the low levels in 2020 and 2021. However, we cannot provide any assurance as to the level of growth in our markets. If the market suffers an extended downturn, it could materially affect our business, financial condition and results of operations.
We may pursue acquisitions that involve inherent risks, any of which may cause us to not realize anticipated benefits.
Our business strategy includes the potential acquisition of businesses that we expect will complement and expand our existing business. During the last six fiscal years, we acquired the businesses and substantially all the assets of PTI, Chardan, Great Lakes, and Intasco. We may not be able to successfully identify suitable acquisition opportunities or complete any specific acquisition, combination or other transaction on acceptable terms. Our identification of suitable acquisition candidates involves risks inherent in assessing the values, strengths, weaknesses, risks and profitability of these opportunities, including their effects on our business, diversion of our management’s attention and risks associated with unanticipated problems or unforeseen liabilities. If we are successful in pursuing future acquisitions, we may be required to expend significant funds, incur additional debt, or issue additional shares of Common Stock, which may materially and adversely affect our results of operations and be dilutive to our stockholders. If we spend significant funds or incur additional debt, our ability to obtain financing for working capital or other purposes could decline and we may be more vulnerable to economic downturns and competitive pressures. In addition, we cannot guarantee that we will be able to finance additional acquisitions or that we will realize any anticipated benefits from acquisitions that we complete. Should we successfully acquire other businesses, the process of integrating acquired operations into our existing operations may result in unforeseen operating difficulties and may require significant financial resources that would otherwise be available for the ongoing development or expansion of our existing business. Our failure to identify suitable acquisition opportunities may restrict our ability to grow our business.
We may experience increased costs and other disruptions to our business associated with labor unions.
As of December 31, 2020, we had 1,001 full-time and 50 contract workers. We renewed a collective bargaining agreement covering hourly workers at our Auburn Hills, Michigan facility in August 2019 with an expiration date in August 2022. We renewed our Louisville collective bargaining agreement in August 2020, effective as of February 2020 with an expiration in February 2023. Many of our customers and their suppliers also have unionized work forces. Work stoppages or slow-downs experienced by us, customers or their other suppliers could result in slow-downs or closures of assembly plants where our products are included in assembled commercial vehicles. Any work stoppage or other labor disruption involving our employees, employees of our customers, or employees of our suppliers could have a material adverse effect on our business, financial condition or results of operations by disrupting our ability to manufacture our products or reducing the demand for our products.
Our results of operations may be negatively impacted by product liability lawsuits and claims.
Our automotive products expose us to potential product liability risks that are inherent in the design, manufacture, sale and use of our products. While we currently maintain what we believe to be suitable product liability insurance, we cannot assure you that we will be able to maintain this insurance on acceptable terms, that this insurance will provide adequate protection against potential liabilities or that our insurance providers will remain financially viable. One or more successful claims against us could materially adversely affect our reputation and our business, financial condition, results of operations and cash flows.
Regulatory Risks
Our businesses are subject to statutory environmental and safety regulations in multiple jurisdictions, and the impact of any changes in regulation and/or the violation of any applicable laws and regulations by our businesses could result in a material adverse effect on our business, financial condition and results of operations.
We are subject to foreign, federal, state, and local laws and regulations governing the protection of the environment and occupational health and safety, including laws regulating: air emissions; wastewater discharges; the generation, storage, handling, use and transportation of hazardous materials; the emission and discharge of hazardous materials into the soil, ground or air; and the health and safety of our employees. We are also required to obtain permits from governmental authorities for certain of our operations. We cannot assure you that we are, or have been, in complete compliance with such environmental and safety laws, regulations and permits. If we violate or fail to comply with these laws, regulations or permits, we could be fined or otherwise sanctioned by regulators. In some instances, such a fine or sanction could have a material and adverse effect on us. The environmental laws to which we are subject have become more stringent over time, and we could incur material expenses in the future to comply with environmental laws. We are also subject to laws imposing liability for the cleanup of contaminated property. Under these laws, we could be held liable for costs and damages relating to contamination at our past or present facilities and at third party sites to which we sent waste containing hazardous substances. The amount of such liability could be material.
Certain of our operations generate hazardous substances and wastes. If a release of such substances or wastes occurs at or from our properties, or at or from any offsite disposal location to which substances or wastes from our current or former operations were taken, or if contamination is discovered at any of our current or former properties, we may be held liable for the costs of cleanup and for any other claim by governmental authorities or private parties, together with any associated fines, penalties or damages. In most jurisdictions, this liability would arise even if we had complied with environmental laws governing the handling of hazardous substances or wastes.
New laws or regulations or changes in existing laws or regulations could adversely affect our financial performance.
We and the automotive industry are subject to a variety of federal, state, local and foreign laws and regulations, including those related to health, safety and environmental matters. Governmental regulations also affect taxes and levies, capital markets, healthcare costs, energy usage, data privacy, international trade and immigration and other labor issues, all of which may have a direct or indirect effect on our business and the businesses of our customers and suppliers. We cannot predict the substance or impact of pending or future legislation or regulations, or the application thereof. The introduction of new laws or regulations or changes in existing laws or regulations, or the interpretation thereof, could increase the costs of doing business for us or our customers or suppliers or restrict our actions and adversely affect our financial condition, operating results and cash flows.
We may be adversely affected by the impact of government regulations on our customers.
Although the products we manufacture and supply to vehicle customers are not subject to significant government regulation, our business is indirectly impacted by the extensive governmental regulation applicable to our automotive customers. These regulations primarily relate to emissions and noise standards imposed by the Environmental Protection Agency, or EPA, state regulatory agencies, such as the California Air Resources Board, or CARB, and other regulatory agencies around the world. Vehicle customers are also subject to the National Traffic and Motor Vehicle Safety Act and Federal Motor Vehicle Safety Standards promulgated by the National Highway Traffic Safety Administration. Changes in emission standards and other proposed governmental regulations could impact the demand for vehicles and, as a result, indirectly impact our operations. To the extent that current or future governmental regulation has a negative impact on the demand for vehicles, our business, financial condition or results of operations could be adversely affected.
Risks Related to Our Intellectual Property Rights
We have only limited protection for our proprietary rights in our intellectual property, which makes it difficult to prevent third parties from infringing upon our rights.
We protect trade secrets, know-how and other confidential information against unauthorized use by others or disclosure by persons who have access to them, such as our employees, through contractual or other arrangements. These arrangements may not provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of such trade secrets, know-how or other proprietary information. If we are unable to maintain the proprietary nature of our technologies, our revenues could be materially adversely affected.
Risks Relating to Ownership of Our Common Stock
We are not able to pay dividends and are unlikely to pay dividends in the future.
Our senior secured bank credit facility precludes the payments of dividends altogether while we are in default and any waiver of covenant violations or amendment likely will restrict or prohibit dividend payments in the future. In addition, our ability to pay dividends is affected by our results and our needs for funds for use in our operations and to fund our business.
If our executive officers, directors and principal stockholders choose to act together, they will be able to exert significant influence over us and our significant corporate decisions and may act in a manner that advances their best interests and not necessarily those of other stockholders.
Our executive officers, directors, and certain of our large stockholders and their affiliates, to our knowledge, beneficially own approximately 23% of our outstanding Common Stock as of September 30, 2021. As a result, these persons, if they were to act together, have the ability to significantly influence the outcome of all matters requiring stockholder approval, including the election and removal of directors and any merger, consolidation, or sale of all or substantially all of our assets, and they could act in a manner that advances their best interests and not necessarily those of other stockholders, by among other things:
▪delaying, deferring or preventing a change in control of the Company;
▪entrenching our management and/or our board of directors;
▪impeding a merger, consolidation, takeover or other business combination involving the Company;
▪discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company; or
▪causing us to enter into transactions or agreements that are not in the best interests of all stockholders.
Securities analysts may not initiate or continue coverage of our Common Stock or may issue negative reports, which may have a negative impact on the market price of our Common Stock.
There has been limited coverage of our Common Stock by securities analysts. We believe that the lack of research coverage may adversely affect the market price and trading volume for our Common Stock. The trading market for our Common Stock may be affected in part by the research and reports that industry or financial analysts publish about our business. If one or more of the analysts who elect to cover us downgrade our stock, our stock price would likely decline rapidly. If one or more of these analysts cease coverage of us, we could lose visibility in the market, which in turn could cause our stock price to decline. In addition, under the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and a global settlement among the SEC, other regulatory agencies and a number of investment banks, which was reached in 2003, many investment banking firms are required to contract with independent financial analysts for their stock research. It may be difficult for a company such as ours, with a smaller market capitalization, to attract independent financial analysts that will cover our Common Stock. This likely has had and could have a negative effect on the market price of and trading volume for our stock.
Future sales of our common stock in the public market may cause our stock price to decline and impair our ability to raise future capital through the sale of our equity securities.
As of September 30, 2021, we had outstanding 11,733,147 shares of Common Stock, including 2,702,500 shares of our common stock issued in our initial public offering and 9,030,647 shares of Common Stock issued in private placements, including the 2,110,320 shares offered hereby. The shares owned by non-affiliates issued in private placements before our initial public offering can be traded without restriction under Rule 144 or otherwise at this time. In addition, 2,729,068 shares of Common Stock issued before our initial public offering are owned by affiliates but can be traded subject to restrictions under Rule 144. In addition, we have registered all shares that may be issued pursuant to our 2013 Stock Incentive Plan and the 2014 Omnibus Performance Award Plan. Sales of a large number of these securities on the public market or the perception that a large number of shares may be sold could reduce the market price of our Common Stock or impair our ability to raise capital.
Anti-takeover provisions in our organizational documents and Delaware law may discourage or prevent a change in control, even if an acquisition would be beneficial to our stockholders, which could affect our stock price adversely and prevent attempts by our stockholders to replace or remove our current management.
Our restated certificate of incorporation and restated bylaws contain provisions that could discourage, delay or prevent a merger, acquisition or other change in control of our company or changes in our board of directors that our stockholders might consider favorable, including transactions in which you might receive a premium for your shares. These provisions also could limit the price that investors might be willing to pay in the future for shares of our common stock, thereby depressing the market price of our common stock. Stockholders who wish to participate in these transactions may not have the opportunity to do so. Furthermore, these provisions could prevent or frustrate attempts by our stockholders to replace or remove management. These provisions:
▪allow the authorized number of directors to be changed only by resolution of our board of directors;
▪provide for a classified board of directors, such that not all members of our board will be elected at one time;
▪prohibit our stockholders from filling board vacancies, limit who may call stockholder meetings, and prohibit the taking of stockholder action by written consent; and
▪require advance written notice of stockholder proposals that can be acted upon at stockholder’s meetings and of director nominations to our board of directors.
In addition, we are subject to the provisions of Section 203 of the Delaware General Corporation Law, which may prohibit certain business combinations with stockholders owning 15% or more of our outstanding voting stock. Any delay or prevention of a change in control transaction or changes in our board of directors could cause the market price of our Common Stock to decline.

An investment in the shares is speculative and there can be no assurance of any return on any such investment.
An investment in the Shares is speculative and there is no assurance that investors will obtain any return on their investment. Investors will be subject to substantial risks involved in an investment in the Company, including the risk of losing their entire investment.

Risks Related to Public Companies
We incur costs as a result of being a public company, and potentially will incur more after we are no longer a “smaller reporting company”. Our management devotes substantial time to public company compliance programs and will be required to continue to devote substantial time in the future.
As a public company, we incur significant legal, insurance, accounting and other expenses. In addition, our administrative staff is required to perform additional tasks. We expect that these expenses will increase if we no longer qualify as a “smaller reporting company”. We have invested and intend to invest resources to comply with evolving laws, regulations and standards. This investment has resulted in increased general and administrative expenses and may divert management’s time and attention from product development and commercial activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us, and our business may be harmed. In addition, if we are unable to continue to meet these requirements, we may not be able to maintain the listing of our common stock on the NYSE American which would likely have a material adverse effect on the trading price of our Common Stock.
In the future, it may be more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified executive officers and qualified members of our board of directors, particularly to serve on our audit and compensation committees.
Our internal control over financial reporting as a public company requires us to meet the standards required by Section 404 of the Sarbanes-Oxley Act. Failure to achieve and maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act has and, in the future, could result in material misstatements of our annual or interim financial statements and have a material adverse effect on our business and share price.
We are required to comply with the SEC’s rules that implement Section 404 of the Sarbanes-Oxley Act, and are therefore required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. This requires management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting. This assessment includes the disclosure of any material weaknesses or significant deficiencies in our internal control over financial reporting identified by our management or our independent registered public accounting firm. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. A “significant deficiency” is a deficiency, or a combination of deficiencies, in internal controls over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of our financial reporting, including the audit committee of the board of directors.
Finally, as a public company we believe that we will need to continue to expand our accounting resources, including the size and expertise of our internal accounting team, to, among other things, effectively execute a quarterly close process in an appropriate time frame for a public company. We have experienced difficulties in maintaining such resources and we may be unsuccessful or unable to sufficiently expand these resources. As a result, we may not be able to produce GAAP compliant financial statements in a time frame required to comply with our reporting requirements under the Exchange Act, and the financial statements we produce may contain material misstatements or omissions. This could cause investors to lose confidence in our financial reports and our financial reporting generally, which could lead to a decline in the trading price of our common stock.
We may pursue acquisitions that involve inherent risks related to potential internal control weaknesses and significant deficiencies which may be costly for us to remedy and could impact management assessment of internal control effectiveness.
Although our independent registered public accounting firm will not be required to formally attest to our internal control effectiveness while we are a smaller reporting company, management is still responsible for assessing internal control effectiveness at a consolidated level. If we acquire companies and integrate them into our business, the process of integrating our existing operations with entities that could potentially have material weaknesses and/or significant deficiencies may result in unforeseen operating difficulties and may require significant financial resources to remedy any material weaknesses or significant deficiencies that would otherwise be available for the ongoing development or expansion of our existing business. These potential material weaknesses and deficiencies may be costly for us to remedy and properly assess internal control effectiveness.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus and the documents incorporated by reference into this prospectus contain “forward-looking statements” relating to future events and future performance within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements are based on management's beliefs and assumptions and on information currently available to us. These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these statements. Considering these risks and uncertainties, the future events and circumstances discussed may not occur, and actual results could differ materially from those anticipated or implied in the forward-looking statements. Forward-looking statements include, but are not limited to, statements about:
▪our financial performance, including our revenue, costs, expenditures, growth rates and operating expenses, and our ability to attain profitability;
▪our ability to comply with financial covenants and other provisions of agreements governing our debt;
▪our ability to expand our customer base;
▪our ability to adapt to changing market conditions;
▪the effects of increased competition in our markets and our ability to compete effectively;
▪our ability to successfully enter new markets;
▪our expectations concerning relationships with third parties; and
▪our ability to attract and retain qualified employees and key personnel.
In addition, in this prospectus, and the documents incorporated by reference into this prospectus, the words “anticipate,” “believe,” “continue,” “could,” “seek,” “might,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “approximately,” “project,” “should,” “will,” “would” or the negative or plural of these words or similar expressions, as they relate to our company, business and management, are intended to identify forward-looking statements. In light of these risks and uncertainties, the future events and circumstances discussed in this prospectus and the documents incorporated by reference into this prospectus, may not occur, and actual results could differ materially from those anticipated or implied in the forward-looking statements.
Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. We discuss these risks in greater detail in “Risk Factors” and elsewhere in this prospectus. We derive many of our forward-looking statements from our operating budgets and forecasts, which we base on many assumptions. While we believe that our assumptions are reasonable, we caution that it is difficult to predict the impact of known factors, and it is impossible for us to anticipate all factors that could affect our actual results. Given these uncertainties, you should not place undue reliance on these forward-looking statements. You should read this prospectus and the documents incorporated by reference into this prospectus, completely and with the understanding that our actual future results may be materially different from what we expect.
Forward-looking statements speak only as of the date of this prospectus. We caution you that the foregoing list of important factors may not contain all of the material factors that are important to you. Except as required by law, we assume no obligation to publicly update or revise any forward-looking statement to reflect actual results, changes in assumptions based on new information, future events or otherwise. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

USE OF PROCEEDS
We will not receive any of the proceeds from the sale of the shares offered by selling stockholders under this prospectus. The selling stockholders will receive all of the proceeds from the offering of their shares. The Company will receive up to $487,718 in gross proceeds from the exercise of the Placement Agent Warrant if such warrant is exercised in whole for cash and not on a cashless basis.

SELLING STOCKHOLDERS
The shares of our common stock offered under this prospectus may be offered from time to time by the selling stockholders named below or by any of their respective pledgees, donees, transferees or other successors-in-interest. As used in this prospectus, the term “selling stockholders” includes the selling stockholders identified below and any donees, pledgees, transferees or other successors-in-interest selling shares received after the date of this prospectus from a selling stockholder as a gift, pledge or other non-sale related transfer. The selling stockholders named below acquired the shares of our common stock being offered under this prospectus directly from us. We issued the shares to the selling stockholders in reliance on an exemption from the registration requirements of the Securities Act pursuant to Section 4(a)(2) of the Securities Act and Rule 506 promulgated thereunder.
The following table sets forth as of September 30, 2021: (1) the name of each selling stockholder for whom we are registering shares of our common stock under the registration statement of which this prospectus is a part, (2) the number of shares of our common stock beneficially owned by each of the selling stockholders prior to the offering, determined in accordance with Rule 13d-3 under the Exchange Act, (3) the number of shares of our common stock that may be offered by each selling stockholder under this prospectus and (4) the number of shares of our common stock to be owned by each selling stockholder after completion of this offering. We will not receive any of the proceeds from the sale of the shares of our common stock by selling stockholders offered under this prospectus. The amounts and information set forth below are based upon information provided to us by the selling stockholders or their representatives, or on our records, as of September 30, 2021. The percentage of beneficial ownership for the following table is based on 11,733,147 shares of our common stock outstanding as of September 30, 2021.
To our knowledge, except as indicated in the footnotes to this table, each stockholder named in the table has sole voting and investment power with respect to all shares of our common stock shown in the table to be beneficially owned by such stockholder. Except as described below, none of the selling stockholders has had any position, office or other material relationship with us or any of our predecessors or affiliates within the past three years. In addition, based on information provided to us, none of the selling stockholders that are affiliates of broker-dealers, if any, purchased the shares of our common stock outside the ordinary course of business or, at the time of their acquisition of such shares, had any agreements, understandings or arrangements with any other persons, directly or indirectly, to dispose of the shares. Information concerning the selling stockholders may change from time to time, and any changed information will be set forth in supplements to this prospectus to the extent required.

Name of Selling Shareholder	Number of Shares of Common Stock Beneficially Owned Prior to Offering	Maximum Number of Shares of Common Stock to be Sold Pursuant to this Offering	Common Stock Beneficially Owned After Offering
			Number of Shares	%
THE PENINSULA FUND V LIMITED PARTNERSHIP (1)	1,609,632	150,000	1,459,632	12%
ALVIN FUND LLC	863,246	311,111	552,135	5%
MICHAEL N. TAGLICH & CLAUDIA TAGLICH	556,573	187,925	368,648	3%
R2MJ LLC (2)	324,794	45,000	279,794	2%
STERLING FAMILY INVESTMENT LLC	251,944	44,444	207,500	2%
DOUGLAS E HAILEY AND DEANA HAILEY JTWROS	269,869	100,000	169,869	1%
MICHAEL N TAGLICH KEOGH-ACCOUNT	164,400	8,400	156,000	1%
ROBERT F TAGLICH	327,228	177,778	149,450	1%
ROBERT W ALLEN TRUST UAD 04/29/08 ROBERT W ALLEN TTEE	184,835	44,444	140,391	1%
CHARLES S BRAND PEGGY ANN BRAND JT TEN	128,243	44,444	83,799	1%
WILLIAM M COOKE (3)	70,442	8,900	61,542	1%
ANDREW K LIGHT	53,333	13,333	40,000	*
SUSAN THORSTENN & MAGNUS THORSTENN TEN COMM	46,600	10,000	36,600	*
ROBERT W ALLEN JR	59,610	31,110	28,500	*
NICHOLAS TAGLICH & JULIANA TAGLICH JT/WROS	45,098	17,778	27,320	*
DAVID L ALLEN	46,092	22,222	23,870	*
MARK C LADENDORF	32,055	15,555	16,500	*
WALTER T PARKES	27,833	13,333	14,500	*
ANGUS BRUCE LAURALEE BRUCE JT WROS	18,865	4,445	14,420	*
NINA LISA BERTSCH	38,522	26,222	12,300	*
DAVID FRANK RIOS & MARGARET JO RIOS 1999 TRUST DTD 6/22/99	20,889	8,889	12,000	*
JOSEPH A RUGGIERO JOANN RUGGIERO JT TEN	31,223	22,223	9,000	*

DENIS MCEVOY TOD DTD 03/19/2013	13,150	4,445	8,705	*
SCOT HOLDING INC	27,000	20,000	7,000	*
KTMC INC	40,193	33,332	6,861	*
OLIVIA TAGLICH	10,444	4,444	6,000	*
MATTHEW DEJESUS TAGLICH	10,444	4,444	6,000	*
SOPHIA ESTELLE TAGLICH	10,444	4,444	6,000	*
ROBERT F TAGLICH C/F XAVIER F TAGLICH UNDER NEW YORK UGMA MINORS ACT	10,444	4,444	6,000	*
ARNOLD SCHUMSKY	13,888	8,888	5,000	*
ROGER W. LUNSTRA AND JOYCE M. LUNSTRA LIVING TRUST DTD 6/15/07 ROGER W. LUNSTRA AND JOYCE M LUNSTRA CO-TTEES	13,888	8,888	5,000	*
ROBERT BROOKS	35,277	32,777	2,500	*
MICHAEL N TAGLICH CUST FOR LUCY TAGLICH UTMA NY UNTIL AGE 21	17,105	15,000	2,105	*
MICHAEL TAGLICH CUSTODIAN FBO AMANDA TAGLICH UTMA NY UNTIL AGE 21	5,505	3,400	2,105	*
MICHAEL TAGLICH CUSTODIAN FBO STELLA TAGLICH UTMA NY UNTIL AGE 21	5,805	3,700	2,105	*
THE HOPE A. TAGLICH FIRST PARTY SUPPLEMENTAL NEEDS UAD 08/23/17	5,905	3,800	2,105	*
JEFFREY H GOLDEN	8,667	6,667	2,000	*
JOHN F UMBACH	10,890	8,890	2,000	*
POWELL FAMILY LIMITED PARTNERS	7,666	6,666	1,000	*
FOUR BRIDGES LLC	4,500	4,500	—	*
KARL W BREWER	85,834	85,834	—	*
JOHN F UMBACH CUSTODIAN FBO LAUREN UMBACH UTMA NY UNTIL AGE 21	2,333	2,333	—	*
MICHAEL UMBACH	2,333	2,333	—	*
BRIAN UMBACH	11,110	11,110	—	*
EMBRY FAMILY LIVING TRUST DTD 12/15/94 LLOYD BERTIS EMBRY AND KIM THU NGO EMBRY CO-TTEE'S	35,166	35,166	—	*
LIGHTHOUSE CAPITAL LLC	34,666	34,666	—	*
LINDA TAGLICH	500	500	—	*
JENNIFER DENDEKKER	500	500	—	*
NICHOLAS TRUDDEN	500	500	—	*
MARGARET ESPOSITO	10,000	10,000	—	*
ALBERT J ESPOSITO TUW FBO MARGARET ESPOSITO - SUSAN E THORSTENN TTEE	10,000	10,000	—	*
SHADOW CAPITAL LLC	88,889	88,889	—	*
BLACK FIR COURT INVESTMENTS, LLC	44,444	44,444	—	*
THE KENT GARLINGHOUSE TRUST UAD 10/06/99 B KENT GARLINGHOUSE & SUSAN H GARLINGHOUSE TTEES	26,666	26,666	—	*
TROY K LOUTSENHIZER	6,666	6,666	—	*
CAVANAGH FAMILY TRUST UAD 02/08/2006 PATRICK W. CAVANAGH TRUSTEE (4)	20,733	13,333	7,400	*
SUSAN C BENEDICT & PAUL D BENEDICT (5)	4,444	4,444	—	*
AJAMB LLC	21,777	21,777	—	*
THE SEID FAMILY IRREVOCABLE TRUST UAD 10/26/20	21,777	21,777	—	*
REVOCABLE TRUST OF MARK H RAVICH UAD 10/08/19 MARK H RAVICH TTEE	25,000	25,000	—	*
PALADIN HOLDINGS LLC	21,777	21,777	—	*
TAGLICH BROTHERS, INC(6)	156,320	156,320	—	*
______________________
(1)The number of shares set forth in the table above for the Peninsula Fund V Limited Partnership include 7,500 exercisable options to purchase shares of the Company’s common stock granted to James Illikman, a Director of the Company since 2013, and which Peninsula Fund V Limited Partnership has the right to acquire. Pursuant to a director nomination agreement, Peninsula has the right to nominate one director until such time as its beneficial ownership of our common stock is less than 5% of our total outstanding shares of common stock. James Illikman is the director nominated by Peninsula. Under a registration rights agreement, Peninsula has certain registration rights and, if it no longer has the right to nominate a director and as long as it owns at least 3% of our outstanding stock, the right to designate an individual to attend board and committee meetings s an observance.
(2)R2MJ LLC is an investment company controlled by Richard Baum, the Company’s Chairman of the Board of Directors. Mr. Baum has been a member of the Company’s Board of Directors since 2013. The number of shares set forth in the table above does not include 7,500 exercisable options to purchase shares of the Company’s common stock granted to Mr. Baum and 12,000 shares owned by Mr. Baum’s family trust.

(3)The number of shares set forth in the table above for William M Cooke includes 7,500 exercisable options to purchase shares of the Company’s common stock granted to Mr. Cooke. Mr. Cooke has been a member of the Company’s Board of Directors since 2013.
(4)The number of shares set forth in the table above for the Cavanagh Family Trust UAD 02/08/2006 Patrick W. Cavanagh Trustee, is controlled by Patrick W. Cavanagh, a member of the Company’s Board of Directors since 2020.
(5)Susan C. Benedict has been a member of the Company’s Board of Directors since 2019.
(6)Represents the maximum number of shares issuable upon exercise of the Placement Agent Warrant.
(*)Represents less than 1%.
Taglich Brothers, Inc. acted as placement agent for the Private Placement and received selling commissions of $351,720 and was reimbursed $44,000 for expenses it incurred in connection with the Private Placement. Taglich Brothers also was issued a five year warrant to purchase 156,320 shares of common stock at a price of $3.12 per share. Taglich Brothers has informed us that Michael Taglich exercises the sole dispositive power and sole voting power for shares that may be issued upon exercise of the warrant. One of our directors, William Cooke, is an employee of Taglich Brothers, and the Chairman of the Board, Richard L. Baum, Jr., is an officer of Taglich Private Equity LLC, an affiliate of Taglich Brothers, Inc. A number of selling stockholders are principals or employees of Taglich Brothers, Inc. or their family members.

PLAN OF DISTRIBUTION
Each selling stockholder of the securities and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their securities covered (which includes for purposes hereof the holder of the Placement Agent Warrant and shares issuable upon exercise thereof) hereby on the principal trading market or any other stock exchange, market or trading facility on which the securities are traded or in private transactions. These sales may be at fixed or negotiated prices. A selling stockholder may use any one or more of the following methods when selling securities:
▪ordinary brokerage transactions and transactions in which the broker dealer solicits purchasers;
▪block trades in which the broker dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;
▪purchases by a broker dealer as principal and resale by the broker dealer for its account;
▪an exchange distribution in accordance with the rules of the applicable exchange;
▪privately negotiated transactions;
▪settlement of short sales;
▪in transactions through broker dealers that agree with the selling stockholders to sell a specified number of such securities at a stipulated price per security;
▪through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;
▪a combination of any such methods of sale; or
▪any other method permitted pursuant to applicable law.
The selling stockholders may also sell securities under Rule 144 or any other exemption from registration under the Securities Act of 1933, as amended (the “Securities Act”), if available, rather than under this prospectus.
Broker dealers engaged by the selling stockholders may arrange for other brokers dealers to participate in sales. Broker dealers may receive commissions or discounts from the selling stockholders (or, if any broker dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this Prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2121; and in the case of a principal transaction a markup or markdown in compliance with FINRA Rule 2121.
In connection with the sale of the securities or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging the positions they assume. The selling stockholders may also sell securities short and deliver these securities to close out their short positions, or loan or pledge the securities to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling stockholders and any broker-dealers or agents that are involved in selling the securities may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each selling stockholder has informed the Company that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the securities.
The Company is required to pay certain fees and expenses incurred by the Company incident to the registration of the securities. The Company has agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.
We agreed to keep this prospectus effective until the earlier of (i) the date on which the securities may be resold by the selling stockholders without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144, without the requirement for the Company to be in compliance with the current public information under Rule 144 under the Securities Act or any other rule of similar effect or (ii) all of the securities have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale securities will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale securities covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.
Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale securities may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of the common stock by the selling stockholders or any other person. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

DESCRIPTION OF COMMON STOCK
We are authorized to issue 15,000,000 shares of common stock, $0.001 par value per share. As of September 30, 2021, (1) we had 11,733,147 shares of common stock outstanding held of record by 156 stockholders, and (2) there were outstanding options to purchase 1,061,389 shares of common stock.
The following description summarizes the most important terms of our common stock. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description you should refer to our amended and restated certificate of incorporation and amended and restated bylaws, which have been filed as exhibits to the registration statement with respect to our initial public offering, and to the applicable provisions of the Delaware General Corporation Law.
Common Stock
Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, and do not have cumulative voting rights. Accordingly, the holders of a majority of the shares of our common stock entitled to vote can elect all of the directors standing for election. Our amended and restated certificate of incorporation and amended and restated bylaws provides for the classification of our board of directors into three classes, each nearly equal in number as possible, with each class of directors serving staggered three-year terms. Holders of our common stock are entitled to receive ratably dividends, if any, as may be declared from time to time by our board of directors, in its discretion, out of funds legally available for dividend payments. All outstanding shares of our common stock are fully paid and non-assessable. The holders of common stock have no preferences or rights of conversion, exchange, pre-emption or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock. In the event of any liquidation, dissolution or winding-up of our affairs, holders of our common stock will be entitled to share ratably in our assets that are remaining after payment or provision for payment of all of our debts and obligations.
Effects of Anti-Takeover Provisions of Our Restated Certificate of Incorporation, Our Restated Bylaws and Delaware Law
The provisions of (1) Delaware law, (2) our amended and restated certificate of incorporation and (3) our amended and restated bylaws discussed below could discourage or make it more difficult to prevail in a proxy contest or otherwise effect a change in our management or the acquisition of control of us by a holder of a substantial amount of our voting stock. It is possible that these provisions could make it more difficult to accomplish, or could deter, transactions that stockholders may otherwise consider to be in their best interests or our best interests. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change in control of our company. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. These provisions also are intended to discourage certain tactics that may be used in proxy fights. These provisions also may have the effect of preventing changes in our management.
Delaware Statutory Business Combinations Provision. We are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. For purposes of Section 203, a “business combination” is defined broadly to include a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and, subject to certain exceptions, an “interested stockholder” is a person who, together with his or her affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation’s voting stock.
Classified Board of Directors; Appointment of Directors to Fill Vacancies; Removal of Directors for Cause. Our amended and restated certificate of incorporation and amended and restated bylaws provide that our board of directors is divided into three classes as nearly equal in number as possible. Each year the stockholders will elect the members of one of the three classes to a three-year term of office. All directors elected to our classified board of directors will serve until the election and qualification of their respective successors or their earlier resignation or removal. The board of directors will be authorized to increase the number of directors that comprise the board of directors and to fill any positions so created by any such increase and is permitted to specify the class to which any newly appointed director is assigned. The person filling any of these positions would serve for the term applicable to that class. The board of directors (or its remaining members, even if less than a quorum) is also empowered to fill vacancies on the board of directors occurring for any reason for the remainder of the term of the class of directors in which the vacancy occurred. Members of the board of directors may only be removed for cause and only by the affirmative vote of holders of at least a majority of the common stock. These provisions are likely to increase the time required for stockholders to change the composition of the board of directors. For example, in general, at least two annual meetings will be necessary for stockholders to effect a change in a majority of the members of the board of directors. In addition, stockholders will be unable to increase the number of directors that comprise the board of directors and fill such vacancies with persons approved by the stockholders.
Advance Notice Provisions for Stockholder Proposals and Stockholder Nominations of Directors. Our amended and restated bylaws provide that, for nominations to the board of directors or for other business to be properly brought by a stockholder before a meeting of stockholders, the stockholder must first have given timely notice of the proposal in writing to our Secretary. For an annual meeting, a stockholder’s notice generally must be delivered not less than 90 days nor more than 120 days prior to the anniversary of the previous year’s annual meeting. For a special meeting, the notice must generally be delivered no less than 90 days nor more than 120 days prior to the special meeting or ten days following the day on which public announcement of the meeting is first made. Detailed requirements as to the form of the notice and information required in the notice are specified in our amended and restated bylaws. If it is determined that business was not properly brought before a meeting in accordance with our bylaw provisions, this business will not be conducted at the meeting.
Special Meetings of Stockholders. Our amended and restated certificate of incorporation provides that special meetings of the stockholders may be called only by our board of directors pursuant to a resolution adopted by a majority of the total number of directors or upon the written request of the holders of at least 15% of the voting power of the outstanding capital stock of the Company entitled to vote upon matters to be brought before the proposed special meeting, and may not be called by any other person or persons.
No Stockholder Action by Written Consent. Our amended and restated certificate of incorporation does not permit our stockholders to act by written consent. As a result, any action to be effected by our stockholders must be effected at a duly called annual or special meeting of the stockholders.
Stockholders Not Entitled to Cumulative Voting. Our amended and restated certificate of incorporation does not permit stockholders to cumulate their votes in the election of directors. Accordingly, the holders of a majority of the outstanding shares of our common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they choose.
Choice of Forum
Our amended and restated certificate of incorporation, to the fullest extent permitted by law, provides that the Court of Chancery of the State of Delaware is the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed to the Company or the Company’s stockholders by any of the Company’s directors, officers, employees or agents, (iii) any action asserting a claim against the Company arising under the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws or (iv) any action asserting a claim against the Company that is governed by the internal affairs doctrine. We may consent in writing to alternative forums. By becoming a stockholder of the Company, you will be deemed to have notice of and have consented to the provisions of our amended and restated certificate of incorporation related to choice of forum.
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is VStock Transfer LLC. The transfer agent and the registrar’s address is 18 Lafayette Place, Woodmere, New York 11598.
Listing
Our common stock is listed on the NYSE American under the symbol “UFAB.”

LEGAL MATTERS
The validity of the shares offered in this prospectus is being passed upon for us by our counsel, Sills Cummis & Gross P.C., Newark, New Jersey.

EXPERTS
The financial statements incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 2020, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the securities offered by this prospectus. This prospectus, which is part of the registration statement, omits certain information, exhibits, schedules and undertakings set forth in the registration statement, as permitted by the SEC. For further information pertaining to us and the securities offered in this prospectus, reference is made to that registration statement and the exhibits and schedules to the registration statement. Statements contained in this prospectus as to the contents or provisions of any documents referred to in this prospectus are not necessarily complete, and in each instance where a copy of the document has been filed as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the matters involved.
We file annual, quarterly and other reports, proxy and information statements and other information with the SEC. Copies of these materials may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference room. The SEC maintains a website that contains reports, proxy statements and other information regarding us. The address of the SEC website is http://www.sec.gov.
Our common stock is listed on the NYSE MKT under the symbol “UFAB.”
General information about our company, including our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as any amendments and exhibits to those reports, are available free of charge through our website at www.uniquefab.com as soon as reasonably practicable after we file them with, or furnish them to, the SEC. Information on, or that can be accessed through, our website is not incorporated into this prospectus or other securities filings and is not a part of these filings.

INFORMATION INCORPORATED BY REFERENCE
The SEC allows us to “incorporate by reference” into this prospectus the information contained in documents that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC before the date of this prospectus, while information that we file later with the SEC will automatically update and supersede prior information. Any information so updated and superseded shall not be deemed, except as so updated and superseded, to constitute a part of this prospectus. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), prior to the termination of the offering. Notwithstanding the foregoing, unless specifically stated to the contrary, none of the information that is not deemed “filed” with the SEC, including information furnished under Items 2.02 or 7.01 of any Current Report on Form 8-K, will be incorporated by reference into, or otherwise included in, this prospectus:

(a)
The Company’s Annual Report on Form 10-K filed with the Commission on April 15, 2021 for the fiscal year ended December 31, 2020; as amended by Form 10-K/A Amendment No. 1 filed with the Commission on April 30, 2020 ;

(b)	The Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2021;
(c)	The Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2021;
(d)	The Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2020, as amended by Amendment No. 2 thereto;
(e)	The Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2020, as amended by Amendment No. 1 thereto;
(f)	The Company’s Quarterly Report on 10-Q for the quarterly period ended September 30, 2020, as amended by Amendment No. 1 thereto;
(g)	The Company’s Current Reports on Form 8-K listed below:
The Company’s Current Report on Form 8-K filed with the Commission on April 1, 2021
The Company’s Current Report on Form 8-K filed with the Commission on April 20, 2021
The Company’s Current Report on Form 8-K filed with the Commission on May 13, 2021
The Company’s Current Report on Form 8-K filed with the Commission on August 9, 2021
The Company’s Current Report on Form 8-K filed with the Commission on September 13, 2021
The Company’s Current Report on Form 8-K filed with the Commission on September 21, 2021
(h)	The description of the Company's Common Stock contained in the Company's registration statement on Form 8-A (001-37480) filed on June 29, 2015 under the Exchange Act.
We make available, free of charge, through our website our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. You may also obtain, free of charge, a copy of any of these documents (other than exhibits to these documents unless the exhibits are specifically incorporated by reference into these documents or referred to in this prospectus) by writing or calling us at the following address and telephone number:
Unique Fabricating, Inc.
Attention: Corporate Secretary
800 Standard Parkway
Auburn Hills, MI 48326
(248) 853-2333
Information on, or that can be accessed through, our website is not incorporated into this prospectus or other securities filings and is not a part of these filings.

Common Stock

PROSPECTUS

The date of this prospectus is October 2021.

We are responsible for the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information, and we take no responsibility for, and could provide no assurance as to the reliability of, any other information that others may give you. You should not assume that the information contained or incorporated by reference in this prospectus is accurate as of any date other than the date of this prospectus. We are not making an offer of these securities in any jurisdiction where the offer is not permitted.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 14.    Other Expenses of Issuance and Distribution
The following table sets forth an itemization of all estimated expenses in connection with the issuance and distribution of the common stock being registered.

Securities and Exchange Commission filing fee	$628

Printing fees and expenses	*
Legal fees and expenses	*
Registrar and transfer agent fees and expenses	*
Accounting fees and expenses	*
Stock exchange listing fee	$42,208
Miscellaneous expenses	*
Total	*
*The amount of estimate fees and expenses are not presently known. The foregoing sets forth the general categories of expenses (other than underwriting discounts and commissions) that we anticipate we will incur in connection with the offering of common stock under this registration statement.
Item 15. Indemnification of Directors and Officers
Section 145(a) of the Delaware General Corporation Law provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation), because he or she is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit, or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.
Section 145(b) of the Delaware General Corporation Law provides that, in general, a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made with respect to any claim, issue, or matter as to which he or she shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, he or she is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or other adjudicating court shall deem proper.
Section 145(c) of the Delaware General Corporation Law provides that, to the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145 of the Delaware General Corporation Law, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.
Section 145(e) of the Delaware General Corporation Law provides that expenses (including attorneys’ fees) incurred by an officer or director of the corporation in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in Section 145 of the Delaware General Corporation Law. Such expenses, including attorneys’ fees, incurred by former directors and officers or other employees and agents of the corporation or by persons serving at the request of the corporation as directors, officers, employees or agents of another corporation, partnership, joint venture, trust or other enterprise may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.
Section 145(g) of the Delaware General Corporation Law provides that, in general, a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify the person against such liability under Section 145 of the Delaware General Corporation Law.
Our amended and restated certificate of incorporation and bylaws provide that we will indemnify, to the fullest extent permitted by the Delaware General Corporation Law, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit, or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was one of our directors or officers or, while serving as one of our directors or officers, is or was serving at our request as a director, officer, employee, or agent of another corporation or of another entity, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such person, subject to limited exceptions relating to indemnity in connection with a proceeding (or part thereof) initiated by such person. Our amended and restated certificate of incorporation and bylaws further provide for the advancement of expenses to each of our officers and directors.
Our amended and restated certificate of incorporation provides that, to the fullest extent permitted by the Delaware General Corporation Law, as the same exists or may be amended from time to time, our directors shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Under Section 102(b)(7) of the Delaware General Corporation Law, the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty can be limited or eliminated except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law (relating to unlawful payment of dividend or unlawful stock purchase or redemption) or (iv) for any transaction from which the director derived an improper personal benefit.
We also currently have and intend to maintain a general liability insurance policy which covers certain liabilities of directors and officers of our Company arising out of claims based on acts or omissions in their capacities as directors or officers, whether or not we would have the power to indemnify such person against such liability under the Delaware General Corporation Law or the provisions of our amended and restated certificate of incorporation and amended and restated bylaws.
We have entered into an indemnification agreement with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements will require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements will also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding.
Item 16. Exhibits
See the Exhibit Index attached to this registration statement and incorporated herein by reference.
Item 17. Undertakings

The undersigned Registrant hereby undertakes:
(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table set forth in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in this registration statement;
provided however, that paragraphs (a)(1)(i),(a)(1)(ii), and (a)(1)(iii) of this section do not apply if this registration statement is on Form S-1, Form S-3, Form SF-3, or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Exchange Act that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.
(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(4) The undersigned registrant hereby further undertakes that, for purposes of determining any liability under the Securities Act to any purchaser:

(i)	Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of an included in the registration statement; and

(ii)	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at the date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which the prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of this registration statement or made in a document incorporated or deemed incorporated by reference into this registration statement or prospectus that is a part of this registration statement will, as to a purchaser with a time of contract sale prior to such effective date, supersede or modify any statement that was made in this registration statement or prospectus that was a part of this registration statement or made in any such document immediately prior to such effective date.

The undersigned registrant undertakes that, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

 (5) That, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(6) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
(7) That:

(i)	For purposes of determining any liability under the Securities Act, (i) the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registration statement pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act, shall be deemed to be part of this registration statement as of the time it was declared effective; and

(ii)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deeded to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

INDEX TO EXHIBITS

Exhibit No.	Description
3.1*	Amended and Restated Certificate of Incorporation
3.2**	Amended and Restated Bylaws
4.2***	Placement Agent Warrant, dated September 21, 2021
5.1	Opinion of Sills Cummis & Gross P.C.
23.1	Consent of Deloitte & Touche LLP, an Independent Registered Public Accounting Firm
23.2	Consent of Sills Cummis & Gross P.C. (included in Exhibit 5.1)
24.1	Power of Attorney
______________________
* Filed as Exhibit 3.2 to Form S-1/A File No. 333-200072, dated June 29, 2015
** Filed as Exhibit 3.4 to Form S-1/A File No. 333-200072, dated June 29, 2015
*** Filed as Exhibit 4.1 to Current Report on Form 8-K filed on September 21, 2021

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Auburn Hills, State of Michigan, on October 15, 2021.

UNIQUE FABRICATING, INC.

Date: October 15, 2021	By:	/s/ Byrd Douglas Cain III
Byrd Douglas Cain III
President and Chief Executive Officer
(Principal Executive Officer)
Pursuant to the requirements of the Securities Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the date indicated.

Signature and Name	Title	Date

/s/ Byrd Douglas Cain III	President and Chief Executive Officer	October 15, 2021
Byrd Douglas Cain III	(Principal Executive Officer)

/s/ Brian P. Loftus	Chief Financial Officer	October 15, 2021
Brian P. Loftus	(Principal Financial Officer and Principal Accounting Officer)

*	Chairman of the Board of Directors	October 15, 2021
Richard L Baum

*	Director	October 15, 2021
Susan Benedict

*	Director	October 15, 2021
Patrick W. Cavanagh

*	Director	October 15, 2021
William Cooke

*	Director	October 15, 2021
Paul Frascoia

*	Director	October 15, 2021
James Illikman

*	Director	October 15, 2021
Mary Kim Korth

*	The undersigned hereby signs this registration statement on Form S-3 on behalf of each of the indicated persons for whom he is attorney-in-fact pursuant to powers of attorney filed with this registration statement.
	By:	/s/ Brian P. Loftus
Brian P. Loftus, Attorney-in-Fact